UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Arcellx, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

03940C100
(CUSIP Number)

January 26, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 03940C100

(1)	Names of Reporting Persons Gilead Sciences, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 3,478,261
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,478,261
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,478,261
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.3%*
(12)	Type of Reporting Person (See Instructions) CO

*	This percentage is calculated based on (i) 3,478,261 shares of common stock of the Issuer newly issued to Gilead Sciences, Inc. on January 26, 2023 and (ii) 43,853,893 shares of common stock of the Issuer outstanding as of November 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

Item 1(a).	Name of Issuer. Arcellx, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices. 25 West Watkins Mill Road, Suite A Gaithersburg, MD 20878

Item 2(a).	Name of Person Filing. This Schedule 13G is being filed by Gilead Sciences, Inc. (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence. The address of the principal business office of the Reporting Person is 333 Lakeside Drive, Foster City, California 94404.

Item 2(c).	Citizenship. The Reporting Person is incorporated under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities. Common stock.

Item 2(e).	CUSIP No. The CUSIP number of the Issuer is 03940C100.

Item 3.	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________.

Item 4.	Ownership. The Reporting Person is the record holder of the reported shares of common stock.

	(a)	Amount beneficially owned: 3,478,261

	(b)	Percent of class: 7.3%*

	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,478,261

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,478,261

(iv)	Shared power to dispose or to direct the disposition of: 0

This Schedule 13G is being filed by the Reporting Person.

All share percentage calculations in this Schedule 13G are based on (i) 3,478,261 shares of common stock of the Issuer newly issued to Gilead Sciences, Inc. on January 26, 2023 and (ii) information set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022, according to which there were 43,853,893 shares of common stock outstanding as of November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

GILEAD SCIENCES, INC.

/s/ Andrew D. Dickinson
By:	Andrew D. Dickinson
Title:	Chief Financial Officer